October 21, 2011

Mr. Kieran Brown

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Nuveen Strategy Funds, Inc. (the “Registrant”)
Registration Statement on Form N-14
File Number: 333-176929

Dear Mr. Brown:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments that you provided on October 14, 2011 with respect to the Registration Statement filed on Form N-14 under the Securities Act of 1933, as amended, filed with the Commission on September 20, 2011.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Nuveen Strategy Funds, Inc.

By: /s/ Kathleen L. Prudhomme
Name: Kathleen L. Prudhomme
Title: Vice President and Assistant Secretary